

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Richard Booth
Chief Financial Officer
Definitive Healthcare Corp.
492 Old Connecticut Path, Suite 401
Framingham, MA 01701

      Re: Definitive Healthcare Corp.
          Form 10-K for the Fiscal Year ended December 31, 2022
          Filed February 27, 2023
          File No. 001-40815

Dear Richard Booth:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Energy & Transportation